File No. 70-9875

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           AMENDMENT NO. 1 TO FORM U-1

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Energy East Corporation
                    New York State Electric & Gas Corporation
                                 P.O. Box 12904
                           Albany, New York 12212-2904

  (Names of companies filing this statement and addresses of principal executive offices)

                             Energy East Corporation

                 (Name of top registered holding company parent)

                               Kenneth M. Jasinski
             Executive Vice President, General Counsel and Secretary
                             Energy East Corporation
                                 P.O. Box 12904
                           Albany, New York 12212-2904

                   (Names and addresses of agent for service)

The Commission is requested to send copies of all orders, notices and communications to:

     Adam  Wenner                              Frank  Lee
     Donna  J.  Bobbish                        Huber  Lawrence  &  Abell
     Vinson  &  Elkins  L.L.P.                 605  Third  Avenue
     1455  Pennsylvania  Ave.,  N.W.           New  York,  New  York  10158
     Washington,  D.C.  20004                  (212)  682-6200
     (202)  639-6618


The Form U-1 Application/Declaration in this proceeding filed originally with the Securities and Exchange Commission on March 30, 2001, is hereby amended and restated in its entirety, as follows:

                              INFORMATION REQUIRED

ITEM 1.     DESCRIPTION  OF  THE  PROPOSED  TRANSACTION

     A.     Introduction

     Pursuant to Section 12 (d) of the Public Utility Holding Company Act of 1935,(1) as amended (the "Act") and Rule 44 of the Commission's regulations,(2) New York State Electric & Gas Corporation ("NYSEG"), a wholly-owned subsidiary of Energy East Corporation ("Energy East"), through this Application/Declaration, requests approval to sell its 18 percent ownership interest in the Nine Mile Point Unit No. 2 nuclear generating station ("NMP2"), located in Scriba, New York, to Constellation Energy Group, Inc. ("CEGI") and Constellation Nuclear, LLC ("CNLLC").

     B.     Description  of  the  Proposed  Sale  of  Utility  Assets

     Pursuant to a December 11, 2000, Asset Purchase Agreement ("APA") between NYSEG, Niagara Mohawk Power Corporation ("NMPC"), Rochester Gas and Electric Corporation ("RG&E") and Central Hudson Gas & Electric Corporation ("CHGEC"), as Sellers, and CEGI and CNLLC, as Buyers, filed as Exhibit B-1 herein, NYSEG proposes to transfer to Nine Mile Point Nuclear Station, LLC ("NMPNS"), a subsidiary of CNLLC, its 18 percent interest in NMP2, together with certain real, personal and intangible property associated with that asset, and certain obligations and liabilities (the "Proposed Transaction").(3) The Proposed Transaction does not involve the acquisition of securities.

     As described in the APA, the utility assets to be transferred include, among other things, NYSEG's right, title and interest in and to NMP2, including:
(a) real property, buildings and improvements; (b) all spent nuclear fuel, high-level waste, low-level waste, source and by product material at the site, and fuel-related inventory; (c) all machinery, equipment, such as computer hardware and software and communications equipment, vehicles, tools, spare parts, fixtures, furniture and furnishings and other personal property relating to or used in the ordinary course of business to operate the facilities, other than property used primarily as part of the transmission assets, or that is otherwise excluded from the sale; (d) the material agreements, listed on schedules to the APA and other non-material contracts; (e) all transferable permits; (f) all books, operating records and other documents relating to the facilities (subject to the right of NYSEG to retain copies of same for its use) other than general ledger accounting records; and

----------------------
(1)  15  U.S.C.  79l  (d)  (1988).

(2)  17  C.F.R.  250.44  (2000).

(3) In addition, pursuant to the APA, NMPC will sell its 41 percent interest in NMP2, RG&E will sell its 14 percent interest in NMP2, and CHGEC will sell its 9 percent interest in NMP2. The remaining 18 percent interest in NMP2 is held by Long Island Power Authority, which is not a participant in the NMP2 transfer. Pursuant to a separate Asset Purchase Agreement, NMPC will sell to NMPNS its 100 percent interest in the Nine Mile Point Unit No. 1 generating station.


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(g)  all  unexpired,  transferable  warranties and guarantees from third parties with respect to any item of real property or personal property constituting part of the purchased assets.

     Pursuant to the APA, NMPNS will assume, with limited exceptions, all known and unknown on-site environmental liabilities arising from ownership or operation of NMP2, and injury or damage to persons or property caused by the presence or remediation of hazardous substances at or near NMP2. The APA provides for indemnification of NYSEG by NMPNS for these assumed environmental liabilities. NMPNS will not assume any obligation to pay criminal fines arising from environmental violations committed prior to the closing and will not assume liability for toxic torts committed prior to closing or for off-site activities involving hazardous substances prior to the closing.(4)

     The original and book costs of the NMP2 utility assets to be sold are as follows:

         Utility plant in service, original cost          $854,133,000

         Accumulated  depreciation                         837,546,000(5)
                                                         -------------

         Net  book  value                                $  16,587,000

     Upon closing, NYSEG will transfer to NMPNS all of its rights, title and interest in and to NMP2, including all buildings, equipment, spare parts, fixtures, inventory, documents, records, assignable contracts, spent nuclear fuel, other licensed materials at NMP2, decommissioning funds, and other property necessary for their operation and maintenance. NMPNS also will assume responsibility for the operation, maintenance and eventual decommissioning of NMP2.

     NMPNS will obtain transmission interconnection service at NMP2 pursuant to a December 8, 2000, Interconnection Agreement between NYSEG, NMPC and CNLLC, filed as Exhibit B-2, herein.(6)

     Pursuant to a December 11, 2000, Power Purchase Agreement ("PPA") between NYSEG and CNLLC, filed as Exhibit B-3 herein, from the Closing Date until(7) the tenth anniversary of the Closing Date, NYSEG will purchase 16.2 percent (90 percent of 18 percent) of the capacity and energy from NMP2 at the prices set forth in Exhibit B-3.

-----------------------
(4) For this purpose, "off-site" does not include any location adjoining the site to which hazardous substances at the site may have migrated.

(5) Includes the effect of: (1) a gain from the sale of Energy East's coal-fired generation assets, (2) deferred taxes related to NMP2, and (3) impairment that was based on the purchase price offered in an earlier agreement to sell NMP2 that was used to write down NYSEG's investment in NMP2 in 1999.

(6) Pursuant to a Transmission Asset Purchase Agreement ("TAPA") by and among NMPC, RG&E, CHGEC and Long Island Light Company dated September 28, 2000, RG&E and CHGEC proposed to sell their interests in NMP2 transmission and interconnection facilities. Upon closing of the TAPA, NYSEG and NMPC will be the remaining owners of the transmission assets that interconnect NMP2 with NMPC's transmission system.

(7) As used herein, "Closing Date" means the date that the sale of utility assets by NYSEG under the APA is consummated.


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
     Pursuant to a December 11, 2000, Revenue Sharing Agreement ("RSA") between NYSEG and CNLLC, filed as Exhibit B-4 herein, after completion of the term of the PPA, NMPNS, as CNLLC's assignee, will pay NYSEG 80 percent of the amount by which actual market prices exceed a schedule of floor prices as set forth in the RSA. To the extent floor prices exceed actual prices, 80 percent of the negative differences will be credited against future payment obligations under the RSA. Under no circumstances will NYSEG be required to make payments under the RSA.

     The PPA and RSA are part of the transaction contemplated by the APA and are attached to the APA as exhibits.

     NYSEG's interest in NMP2 will be sold for approximately $128 million. Pursuant to the APA, Buyer will pay 50 percent of the purchase price to NYSEG at closing, and the balance in five equal annual installments over a period of five years. The Buyers of the asset, as well as the sale price of the asset, were determined by an auction process managed by J.P. Morgan and Navigant Consulting, Inc. The auction process is described in Exhibit D-1 to this application.(8)

     C.     Description  of  the  Parties to the Proposed Sale of Utility Assets

            1.     NYSEG

     NYSEG is a regulated public utility company engaged in transmitting and distributing electricity and transporting, storing and distributing natural gas. NYSEG also generates electricity from its 18 percent share of NMP2 and from its several hydroelectric stations.

     NYSEG provides delivery services to approximately 824,000 electricity customers and 248,000 natural gas customers. NYSEG's service territory, 99 percent of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. NYSEG's service territory has an area of approximately 20,000 square miles and a population of 2,500,000. The larger cities in which NYSEG serves both electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport, New York. The service territory reflects a diversified economy, including high-tech firms, light industry, colleges and universities, agriculture and recreational facilities. No customer accounts for five percent or more of either electric or natural gas revenues.

     During the period 1998 through 2000, approximately 84 percent of NYSEG's operating revenue was derived from electricity deliveries, with the balance derived from natural gas deliveries.

-----------------------
(8) The auction process is subject to review by the New York Public Service Commission.


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
          2.     Energy  East

     Energy East is a registered public utility holding company under the Act.(9) Through its subsidiaries, Energy East is an energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine, New Hampshire, New Jersey and Pennsylvania, serving 1,410,000 electric utility customers and 616,000 gas utility customers. Its service territories reflect diversified economies, including high-tech firms, insurance, light industry, pulp and paper industry, ship building, colleges and universities, agriculture, fishing and recreational facilities. No customer accounts for one percent or more of either electric or natural gas revenues.

     In 2000, approximately 68 percent of Energy East's operating revenue was derived from electricity deliveries, while approximately 26 percent of its operating revenue was derived from natural gas deliveries. In 1999, approximately 83 percent of Energy East's operating revenue was derived from electricity deliveries, while approximately 14 percent of its operating revenue was derived from natural gas deliveries. In 1998, approximately 87 percent of Energy East's operating revenue was derived from electricity deliveries, while approximately 12 percent of its operating revenue was derived from natural gas deliveries.

     On May 1, 1998, Energy East became the parent of NYSEG. On February 8, 2000, Energy East became the parent of Connecticut Energy Corporation ("Connecticut Energy"),(10) and on September 1, 2000, Energy East became the parent of CMP Group, Inc., CTG Resources, Inc. ("CTG Resources") and Berkshire Energy Resources ("Berkshire Energy").(11)

     CMP Group is a holding company and its principal operating subsidiary, Central Maine Power Company, is primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine. CTG Resources, also a holding company, is the parent company of Connecticut Natural Gas Corporation, a regulated local natural gas distribution company in Connecticut. Berkshire Energy is a holding company and the parent company of The Berkshire Gas Company, a regulated local natural gas distribution company that operates in western Massachusetts.

     Energy East holds interests in eight public-utility companies: NYSEG, Central Maine Power Company, Maine Electric Power Company, Inc., NOVARCO, Maine Natural Gas Corporation, Connecticut Natural Gas Corporation, The Berkshire Gas Company and The Southern Connecticut Gas Company. Energy East neither owns nor operates any physical properties.

-----------------------
(9) Energy East registered with the Commission under Section 5 of the Act following its acquisition of CMP Group, CTG Resources and Berkshire Energy, each of which is a public utility holding company.

(10)  Energy  East  Corporation, et al.,  HCAR  No.  27128  (February 2, 2000).

(11) Energy East Corporation, et al., HCAR No. 27224 (August 31, 2000). Energy East described NYSEG's plans to sell its interest in NMP2 in its Application requesting approvals relating to the proposed combination of Energy East with CMP Group, Inc.


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
           3.     CEGI

     CEGI, headquartered in Baltimore, Maryland, is a public utility holding company exempt from registration under Section 3(a)(1) of the Act. CEGI is a diversified energy company, which, among other things, owns a franchised distribution utility, a power marketer (Constellation Power Source, Inc.), merchant generators, and interests in Qualifying Facilities under the Public Utility Regulatory Policies Act of 1978. Its franchised distribution utility, Baltimore Gas and Electric Company, is a combination electric and gas utility which provides retail service subject to the jurisdiction of the Maryland Public Service Commission. BGE transmits and sells electricity to 1.1 million customers and provides retail gas service to 590,000 residential, commercial and industrial customers in all or part of 10 counties in central Maryland and in the city of Baltimore, Maryland.

           4.     CNLLC

     CNLLC, headquartered in Baltimore, Maryland, is a Maryland limited liability company and a direct wholly owned subsidiary of CEGI. CNLLC owns subsidiaries engaged in nuclear generation activities. CNLLC, which is the parent of NMPNS, is the party to each of the other transaction documents. CNLLC will transfer its rights and obligations under some or all of the transaction documents to NMPNS prior to the Closing Date. NMPNS will be the owner of the jurisdictional facilities upon closing.

     D. Description of the Anticipated Effect of the Proposed Sale of Utility Assets

     The proposed sale of NYSEG's 18 percent interest in NMP2 will effectuate key provisions of the "Agreement Concerning the Competitive Rate and Restructuring Plan of New York State Electric & Gas Corporation" adopted and approved by the New York Public Service Commission ("NYPSC") in 1998, in response to the efforts of New York State to restructure its electric power industry. The NYPSC has announced policies to facilitate a competitive marketplace for the provision of electric services, including the divestiture of utility-owned generation.(12) Electric utilities in New York were strongly encouraged to sell their generating assets. Consistent with these policies, NYSEG has divested substantially all of its generating assets.(13) The Proposed Transaction clearly is in keeping with the NYPSC's directions on electric restructuring in New York.

---------------------------
(12) In its Opinion No. 96-12, the NYPSC announced a number of "policy directions" that were critical to moving toward a competitive marketplace. Utility divestiture of generation was one such "direction" that the NYPSC strongly endorsed. In particular, the NYPSC determined that "generation and energy service functions should be separated from transmission and distribution systems in order to prevent the onset of vertical market power" and concluded that "[t]otal divestiture of generation would accomplish this most effectively and is encouraged." Case 94-E-0952, "Competitive Opportunities Regarding Electric Service," Opinion No. 96-12 (May 20, 1996).

(13) NYSEG sold its coal-fired generation assets to Edison Mission Energy in March 1999, and to the AES Corporation in May 1999. NYSEG retains hydroelectric facilities with an aggregate capacity of 61 megawatts, non-utility generation contracts, and contracts pursuant to which the New York Power Authority sells power to NYSEG.


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
     After the sale of its interest in NMP2, NYSEG will be engaged almost entirely in the transmission and distribution of electricity and the distribution of natural gas. As of December 31, 2000, NYSEG's electric transmission system consisted of approximately 4,384 circuit miles of line. NYSEG's electric distribution system consisted of 33,962 pole-miles of overhead lines and 2,256 miles of underground lines. NYSEG, which is a member of the New York Power Pool, has transferred control of its transmission system to the New York Independent System Operator ("NYISO"). The NYISO, an independent operator of utilities transmission system, operates the transmission systems of all public utility systems in New York.

     Following the sale of NYSEG's interest in NMP2, (as well as the additional transactions with respect to NMP2, described in note 3, above), NMPNS will become an 82 percent undivided owner of NMP2 and will become the licensed operator of NMP2.

ITEM  2.     FEES,  COMMISSIONS  AND  EXPENSES

     The estimated fees and expenses to be paid or incurred by NYSEG, directly or indirectly, in connection with the Proposed Transaction are:

     Legal, Consulting, Auction Manager(14)
           and Miscellaneous Costs                                  $ 6,500,000

     Human Resources Costs                                              700,000

     MATS Termination Cost                                              600,000

     Payment from NMPC for NYSEG Share of Pension
           and OPEB Curtailment(15)                                  (1,800,000)
                                                                    ------------

     Total                                                          $ 6,000,000

ITEM  3.     APPLICABLE  STATUTORY  PROVISIONS

     The Proposed Transaction is subject to Section 12(d) of the Act and, Rule 44 thereunder. Section 12(d) of the Act in relevant part, provides that:

     It shall be unlawful for any registered holding company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to sell any utility assets, in contravention of such rules and regulations or orders regarding the consideration to be received from such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors

-------------------------
(14) The payment of the fees to J.P. Morgan is shared by NYSEG and NMPC. The payment of fees to Navigant Consulting, Inc., is shared by RG&E and CHGEC.

(15)  This  payment  is  described  in  Exhibit  D-1  to  this  Application.


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
     or consumers or to prevent the circumvention of the provisions of this title or the rules regulations, or orders thereunder.(16)

     The Proposed Transaction also is subject to Rule 44 of the Commission's Regulations. Rule 44(a) provides that:

     No registered holding company shall, directly or indirectly, sell to any person. . .any utility assets, except pursuant to a declaration notifying the commission of the proposed transaction, which has become effective in accordance with the procedure specified in section 250.23, and pursuant to the order of the Commission with respect to such declaration under the applicable provisions of the Act.(17)

     The NMP2 assets to be sold are "utility assets" within the meaning of the definition in Section 2(a)(18) of the Act.(18)

     This filing also is subject to Rules 53 and 54.(19) Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of financing the acquisition of an "exempt wholesale generator" ("EWG"), or to guaranty the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if that holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." Immediately following the Closing Date, Energy East's "aggregate investment" in EWGs and FUCOs will be approximately $25 million, or approximately 0.3 percent of Energy East's "consolidated retained earnings" at December 31, 2000 (approximately $918 million).

     Rule 53(a)(2): Energy East has complied and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. Specifically, Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign

------------------------
(16)   15 U.S.C. 79l (d) (1988).

(17)   17 C.F.R. Sec. 250.44 (2000).

(18)   15 U.S.C. 79b(a) (18) (1988).

(19)   17 C.F.R.  Sec. 250.53 and 250.54 (2000).


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EWG  and  FUCO  that  is  a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): As required by Rule 53(a)(3), no more than 2 percent of the employees of NYSEG, The Southern Connecticut Gas Company, Maine Natural Gas Corporation, Central Maine Power Company, Maine Electric Power Company, Inc., NORVARCO, Connecticut Natural Gas Corporation and The Berkshire Gas Company will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

     If the Commission considers the Proposed Transaction to require any authorization approval or exemption under any section of the Act or any rule or resolution other than cited above, such authorization, approval or exemption is hereby requested.

     The Proposed Transaction will be carried out in accordance with the procedure specified in Rule 23, and pursuant to an order of the Commission in respect therefrom. It is expected that the Proposed Transaction will be consummated as soon as practicable after receipt of all necessary required approvals. In accordance with the APA, the closing of the Proposed Transaction will take place on the Closing Date (as defined in the Asset Purchase Agreement), once all conditions precedent are satisfied and satisfactory regulatory approvals are obtained.

ITEM  4.     REGULATORY  APPROVAL

     The Proposed Transaction is subject to the jurisdiction of (1) the NYPSC pursuant to New York State's Public Service Law,(20) (2) the Federal Energy Regulatory Commission ("FERC") pursuant to Sections 203 and 205 of the Federal Power Act,(21) (3) the Nuclear

------------------------
(20) The jurisdiction of the NYPSC over the proposed sale of utility assets extends to the transfer of part of NYSEG's works and system. Section 70 of New York's Public Service Law provides, in relevant part, that "No. . . electric corporation shall transfer or lease its franchise, works or system or any part of such franchise, works or system, to any other person or corporation or contract for the operation of its works and system, without the written consent of the Commission."

(21) The jurisdiction of the FERC over the proposed sale of utility assets extends to (1) the sale of facilities for the transmission of electric energy in interstate commerce and for the sale of electric energy at wholesale in interstate commerce, and (2) the rates for the transmission of electric energy interstate commerce and for the sale of electric energy at wholesale in interstate commerce. Section 203 of the Federal Power Act, in relevant part, provides that: "No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the [FERC], or any part thereof of a value in excess of $50,000,. . . without first having secured an order of the [FERC] authorizing it to do so." 16 U.S.C. 824b. Section 205 of the Federal Power Act, in relevant part, provides that: "All rates and charges made, demanded, or received by any public utility for or in connection with the transmission or sale of electric energy subject to the jurisdiction of the [FERC], and all rules and regulations affecting or pertaining to such rates or charges shall be just and reasonable, and any such rate or charge that is not just and reasonable is hereby declared to be unlawful." 16 U.S.C. 824d(a).


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Regulatory  Commission  ("NRC") pursuant to Section 184 of the Atomic Energy Act of 1954, as amended,(22) and (4) the Federal Trade Commission ("FTC") pursuant to section 7A of the Clayton Act, as added by Section 201 of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.(23)

     On January 30, 2001, NYSEG, NMPC, RG&E, CHGEC, CNLLC and NMPNS filed with the NYPSC, pursuant to Section 70 of the Public Service Law, a "Joint Petition for Authorization to Transfer Certain Generating and Related Assets" to Constellation Nuclear LLC.

     On January 31, 2001, NYSEG filed with the FTC and the Antitrust Division of the Department of Justice, Premerger Notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on Behalf of Energy East Corporation, relating to the proposed sale of NYSEG's 18% undivided interest in NMP2. Early termination of the waiting period was granted, effective February 16, 2001.

     On February 1, 2001, NYSEG, NMPC, RG&E, CHGEC and CNLLC requested NRC approval of the transfer to NMPNS the interests held by NMPC, NYSEG, RG&E and CHGEC in Facility Operating License No. NPF-69 to possess, use and operate
NMP2.(24) On June 22, 2001, the NRC issued an "Order Approving Transfer of Licenses and Conforming Amendments."

     On February 28, 2001, NYSEG, NMPC, RG&E and CHGEC, CNLLC and NMPNS filed with the FERC, in Docket No. EC01-75-000, a joint application seeking authorization of the sale of jurisdictional facilities under Section 203 of the Federal Power Act. On May 14, 2001, the FERC issued an "Order Authorizing Disposition of Jurisdictional Facilities," Niagara Mohawk Power Corporation, et al., 95 FERC 62,165.

     On March 30, 2001, NMPNS, among other things, filed the PPA with the FERC pursuant to Section 205 of the Federal Power Act. By letter order issued May 16, 2001, in Docket No. ER01-1654-000, the FERC, among other things, accepted the PPA for filing. 95 FERC 61,202. On May 7, 2001, NMPC filed the unexecuted Interconnection Agreement and the unexecuted Transmission Operating Agreement with the FERC, pursuant to Section 205 of the Federal Power Act. On July 6, 2001, the FERC issued an order in Docket No. ER01-1986-000 which, among other things, accepted the Interconnection Agreement and the Transmission Operating Agreement for filing. Niagara Mohawk Power Corporation, 96 FERC 61,027.

-----------------------
(22) The NRC's jurisdiction over the proposed sale of utility assets extends to the transfer of NYSEG's license to own its interest in NMP2.

(23) The FTC's jurisdiction over the proposed sale of utility assets extends to the acquisition of assets by CEGI.

(24) NMPC has operating responsibility for NMP2, pursuant to the NRC license and the operating agreement for NMP2. NMPNS will assume NMPC's operating responsibilities.


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ITEM  5.     PROCEDURE

     NYSEG requests Commission action on this application as soon as possible. NYSEG proposes to close the sale of its interest in NMP2 upon receipt of all regulatory approvals. NYSEG requests that the Commission's order herein be issued as soon as the rules will allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. NYSEG waives a recommended decision by a hearing officer or other responsible officer of the Commission, and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order herein, unless such division opposes the matter covered by this application or declaration.

ITEM  6.  EXHIBITS  AND  FINANCIAL  STATEMENTS

          (a)     Exhibits

          Exhibit B-1 Nine Mile Point Unit 2 Nuclear Generating Facility Asset Purchase Agreement by and among Niagara Mohawk Power Corporation, New York State Electric & Gas Corporation, Rochester Gas and Electric Corporation, and Central Hudson Gas & Electric Corporation, as Sellers, Constellation Energy Group, Inc. and Constellation Nuclear,
          LLC, as Buyer, dated as of December 11, 2000. (Included in NYSEG's Form 10-K for the year ended December 31, 2000, File No. 1-3103-2, and incorporated herein by reference.)

          Exhibit  B-2  Interconnection  Agreement  Between Niagara Mohawk Power
          Corporation, New York State Electric & Gas Corporation and Constellation Nuclear, LLC for the Nine Mile Point Unit 2 Nuclear Generating Station, dated December 8, 2000. (Filed previously.)

          Exhibit B-3 Producer - Customer NMP2 Power Purchase Agreement between Constellation Nuclear, LLC and New York State Electric & Gas Corporation, dated December 11, 2000. (Filed previously.)

          Exhibit B-4 Producer - Customer NMP2 Revenue Sharing Agreement between Constellation Nuclear, LLC, and New York State Electric & Gas
          Corporation,  dated  December  11,  2000.  (Filed  previously.)

          Exhibit D-1 Joint Petition of Niagara Mohawk Power Corporation, New York State Electric & Gas Corporation, Rochester Gas and Electric Corporation, Central Hudson Gas & Electric Corporation, Constellation Nuclear, LLC and Nine Mile Point Nuclear Station, LLC For Authority Under Public Service Law Section 70 To Transfer Certain Generating and Related Assets and For Related Approvals, filed with the New York State Public Service Commission in Case No. 01-E-0011. (Filed previously.)

          Exhibit D-2 Order of the New York State Public Service Commission in Case No. 01-E-0011. (To be filed by amendment.)


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
          Exhibit D-3 Joint Application of Niagara Mohawk Power Corporation, New York State Electric & Gas Corporation, Rochester Gas and Electric Corporation, Central Hudson Gas & Electric Corporation, Constellation Nuclear, LLC and Nine Mile Point Nuclear Station, LLC Seeking Authorization for the Sale of Jurisdictional Facilities Under Section 203 of the Federal Power Act, filed with the Federal Energy Regulatory Commission in Docket No. EC01-75-000. (Filed previously.)

          Exhibit D-4 Order of the Federal Energy Regulatory Commission in Docket No. EC01-75-000. (Filed herewith.)

          Exhibit D-5 (1) Application of Nine Mile Point Nuclear Station, L.L.C. filed with the Federal Energy Regulatory Commission in Docket No. ER01-1654-000 under Section 205 of the Federal Power Act, and (2) Application of Niagara Mohawk Power Corporation filed with the Federal Energy Regulatory Commission in Docket No. ER01-1986-000, under
          Section 205 of the Federal Power Act. (Filed  herewith.)

          Exhibit D-6 (1) Order of the Federal Energy Regulatory Commission in Docket No. ER01-1654-000, and (2) Order of the Federal Energy Regulatory Commission in Docket No. ER01-1986-000. (Filed herewith.)

          Exhibit D-7 Application for Order and Conforming Administrative Amendments for License Transfers (NRC Facility Operating License Nos. DPR-63 and NPF-69, filed with the Nuclear Regulatory Commission in Docket Nos. 50-220 and 50-410. (Filed previously.)

          Exhibit D-8 Order of the Nuclear Regulatory Commission in Docket Nos. 50-220 and 50-410. (Filed herewith.)

          Exhibit D-9 Premerger Notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on behalf of Energy East Corporation, filed with the Federal Trade Commission and the Antitrust Division, Department of Justice. (Filed previously.)

          Exhibit E Map showing the interconnection of NMP2 with the properties of NYSEG. (Filed previously on Form SE.)

          Exhibit F-1 Preliminary opinion of Huber Lawrence & Abell. (Filed herewith.)

          Exhibit F-2 Past-tense opinion of Huber Lawrence & Abell. (To be filed by amendment)

          Exhibit  I  Proposed  form  of  notice.  (Filed  previously.)

          (b)     Financial  Statements

          FS-1 Actual and pro forma combined condensed balance sheet of Energy East Corporation as of December 31, 2000, and actual and pro forma combined condensed statement of income and statement of retained earnings of Energy East Corporation for the twelve months ended
          December  31,  2000.  (Filed  previously.)

          FS-2 Actual and pro forma combined condensed balance sheet of New York State Electric & Gas Corporation as of December 31, 2000, and actual and pro forma combined condensed statement of income and statement of retained earnings of New York State Electric & Gas Corporation for the twelve months ended December 31, 2000. (Filed previously.)

     There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

ITEM  7.     INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS

     Not Applicable. This form is not being used by a person filing an application or declaration or amendment thereto pursuant to Sections 6(b), 7, 9 or 10 of the Act.


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  August  28,  2001               ENERGY  EAST  CORPORATION

                                        By:  /s/  Robert  D.  Kump
                                           ------------------------------------
                                        Name:   Robert  D.  Kump
                                        Title:  Vice  President  and  Treasurer


                                        NEW  YORK  STATE  ELECTRIC
                                            &  GAS  CORPORATION


                                        By:  /s/  Sherwood  J.  Rafferty
                                           ------------------------------------
                                        Name:  Sherwood  J.  Rafferty
                                        Title: Senior  Vice  President  and
                                               Chief  Financial  Officer


                                       13
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